CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion and incorporation by reference in the Registration Statement of Eurasian Minerals Inc. on Form 40-F of (i) our report dated July 19, 2011 (except as to Note 18 which is as of January 23, 2012) on the consolidated balance sheets as at March 31, 2011 and 2010 and the consolidated statements of operations, cash flows, comprehensive loss and accumulated other comprehensive income and shareholders equity for the years ended March 31, 2011, 2010 and 2009 and (ii) our report dated July 16, 2010 on the consolidated balance sheets as at March 31, 2010 and 2009 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income and cash flows for the years then ended, both of which are part of this Registration Statement on Form 40-F of the Company.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

January 23, 2012